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November 19, 1997



Mr. Terry Macartney
President
Starplex Scientific
50 Steinway Boulevard
Etobicoke
Ontario, CANADA M9W 6Y3

Re:	Agreement between Starplex Scientific ("Starplex") and
Infectech, Inc. ("Infectech")

Dear Mr. Macartney:

Thank you for your letter of October 20, 1997 to Dr. Robert Ollar. Infectech is very excited about its collaborative effort with Starplex to develop, market, manufacture and sell a transport/isolator device.

This letter agreement ("Agreement") will set forth our mutual understanding regarding the development and, potentially, manufacturing and sale of a transport/isolator device for (i) identifying microorganisms and (ii) determining the antibiotic sensitivity of microorganisms to antimicrobial agents (the "Device"). The Device is covered by United States Patent Application Serial No. 08/936,924 filed September 25, 1997 (hereinafter "Infectech Technology").

It is contemplated that the project will have two phases. Phase I will be a study by Starplex (at its own expense) to determine the product's effectiveness and market acceptability. It is agreed that this study will be completed by June 30, 1998. The completion date can be extended by Infectech.

If at the end of the study period, Starplex decides not to go forward with the project, the Infectech Disclosure Agreement which was signed on May 12, 1997, will still be in force and Starplex will receive no rights under the Infectech Technology or any other technology currently or in the future owned by Infectech.

If Starplex decides to go forward with the project, Phase II of the project will commence. For Phase II, Starplex agrees to an exclusive, worldwide license to make, have made, use and sell the Device covered by Infectech Technology. A definitive license agreement will be entered into between the parties which will include the following terms:

1. Starplex agrees to purchase all of its coated slides for the Device from Erie Scientific.

2. Starplex agrees to pay Infectech a royalty of 10% of its net sales (gross sales minus returns for full credit) of the Device.

3. Because this is an exclusive worldwide license, Starplex agrees to the following schedule of minimum royalties subject to review before signing a definative licensing agreement and commencing on Phase II:

Agreement Year                            Minimum Royalty

 1                                           $100,000
 2                                            250,000
 3 and thereafter                             500,000

4. Infectech will grant Starplex an exclusive license to any Improvements on the Device. Improvements" are defined as any modification of the Device that is covered by the claims of the Infectech Technology.

5. The exclusive license will have a term that expires on the last to expire patent issuing on the Infectech Technology, on a country-by-country basis.

6. Infectech will be responsible for all patent costs and patent enforcement.


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If you agree to the above, please sign and date both copies of this letter and return one to me, keeping one for your records.

Sincerely,

Mitchell S. Felder, M.D.
CEO and President

Accepted and Agreed to

this ________ day of _________________, 1997




Terry Macartney
President